EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,
	2015	2014(a)	2013(a)	2012(a)	2011(a)
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$252,886	$284,552	$254,718	$223,787	$290,167
Interest and other debt expense	66,926	76,301	69,462	101,722	63,954
Interest portion of rental expense	738	728	749	647	912
Earnings before fixed charges	$320,550	$361,581	$324,929	$326,156	$355,033
Fixed charges:
Interest and other debt expense	$66,926	$76,301	$69,462	$101,722	$63,954
Interest portion of rental expense	738	728	749	647	912
Capitalized interest	986	423	262	266	688
Total fixed charges	$68,650	$77,452	$70,473	$102,635	$65,554
Ratio of earnings to fixed charges	4.67	4.67	4.61	3.18	5.42
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(a)	Interest and other debt expense in 2014, 2013, 2012 and 2011 includes a loss on early extinguishment of debt of $1.5 million, $2.1 million, $38.7 million and $1.0 million, respectively.